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Exhibit 12.1

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                                                                                                                    For the
                                                                         For the Fiscal Years Ended            Three Months Ended
                                              ---------------------------------------------------------------  -------------------

                                              January 31,   January 30,  January 29   January 27,  January 26  April 28,  April 27,
                                                 1998          1999         2000         2001         2002       2001       2002
                                              ----------    -----------  ----------   -----------  ---------  ----------  --------
EARNINGS:
     Pretax income from continuing
        operations before equity in
        earnings of affiliate                   4,112        11,309       16,127       (4,266)      14,774       1,518          32
                                               ------        ------       ------       ------       ------      ------      ------
     Fixed charges                             15,714        15,282       16,863       17,644       24,173       6,008       6,101
     Add: Distributed income of
          equity investee                           -             -        1,138        2,065        1,250         315         553
                                               ------        ------       ------       ------       ------      ------      ------
        Net fixed charges                      15,714        15,282       18,001       19,709       25,423       6,324       6,654
                                               ------        ------       ------       ------       ------      ------      ------
        Total Earnings                         19,826        26,591       34,128       15,443       40,197       7,842       6,686
                                               ======        ======       ======       ======       ======      ======      ======

FIXED CHARGES:
        Interest expense, net                  15,122        14,715       16,338       17,151       23,645       5,873       5,913
        Add:  Investment income                   352           227          136          138          118          46          79
        Interest factor of rental expense         240           340          389          355          410          90         109
                                               ------        ------       ------       ------       ------      ------      ------
        Total Fixed Charges                    15,714        15,282       16,863       17,644       24,173       6,009       6,101
                                               ======        ======       ======       ======       ======      ======      ======
     Ratio of earnings to fixed charges           1.3           1.7          2.0          0.9          1.7         1.3         1.1
                                                                                           (a)

     (a) For the fiscalyear ended January 27, 2001, earnings were insufficient to cover fixed charges by approximately $2.2 million.

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